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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-51160


                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K    |_| Form 11-K    |_| Form 20-F    |X| Form 10-Q  |_| Form N-SAR

               For Period Ended: June 30, 2008


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                        Ace Marketing & Promotions, Inc.
                             Full Name of Registrant

                               457 Rockaway Avenue
            Address of Principal Executive Office (Street and Number)

                             Valley Stream, NY 11581
                            City, State and Zip Code


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Company needs additional time to file its form 10-Q due to the Chief Executive Officer being out of town.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steven Morse, Esq.               516                     487-1446
--------------------------------------------------------------------------------
    (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |__| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes || No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for three months ended June 30, 2008 was $193,156 versus $131,720 for the comparable period of the prior year. Net loss for six months June 30, 2008 was $492,698 versus $260,546 for the comparable period of the prior year.


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                        Ace Marketing & Promotions, Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 2008                 By: /s/ Michael Trepeta
                                      --------------------------------
                                          President